Exhibit 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 Files No. 333-220059 and 333-227246) of our reports dated February 27, 2021, with respect to the consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement, for each of the two years in the period ended December 31, 2020, and the related notes of Atlantica Sustainable Infrastructures plc, and the effectiveness of Atlantica Sustainable Infrastructures plc’s internal control over financial reporting as of December 31, 2020, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp’s Form 6-K dated March 4, 2021.
/s/ Ernst & Young, S.L.
Madrid, Spain
March 4, 2021